                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                            FORM 10SB

           GENERAL FORM FOR REGISTRATION OF SECURITIES
             PURSUANT TO SECTION 12(b) OR (g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

                        ENCOUNTER.COM INC.
                        ------------------
        (Exact name of Company as specified in its charter)

COLORADO                                    84-1027606
--------                                    ----------
(State or other jurisdiction of             (I.R.S. Employer
incorporation or organization)              Identification No.)

5001 Cabrillo Point
Discovery Bay, California 94514
-------------------------------
(Address of principal executive offices)

Registrant's telephone number, including area code   925-634-2116
                                                     ------------


Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class               Name of each exchange on which
to be so registered               each class is to be registered

None							None


Securities to be registered pursuant to Section 12(g) of the Act:

               50,000,000 Shares of Common Stock
               ---------------------------------
                       (Title of class)


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                       TABLE OF CONTENTS

                                                                 Page
COVER PAGE                                                          1

TABLE OF CONTENTS                                                   2

PART I                                                              3

     DESCRIPTION OF BUSINESS                                        3

     DESCRIPTION OF PROPERTY                                       23

     DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES       23

     REMUNERATION OF DIRECTORS AND OFFICERS                        23

     SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS  23

     INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS     24

     SECURITIES BEING REGISTERED                                   25

PART II                                                            27

     MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
        COMMON EQUITY AND OTHER STOCKHOLDER MATTERS                27

     LEGAL PROCEEDINGS                                             27

     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS                 28

     RECENT SALES OF UNREGISTERED SECURITIES                       28

     INDEMNIFICATION OF DIRECTORS AND OFFICERS                     28

PART F/S                                                           30

     FINANCIAL STATEMENTS                                         F-1

PART III                                                           31

     INDEX TO EXHIBITS                                             31

SIGNATURES                                                         32

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                              PART I

The issuer has elected to follow Form 10-SB, Disclosure Alternative
2.

Item 6.  Description of Business

The Company is in the business of providing Internet products including Internet access, web site hosting and web site development. The Company's products are in the development stage. The Company plans to begin marketing and selling its products upon completion of the development stage scheduled for approximately April 2000.

Incorporation

Encounter.com was incorporated under the laws of the state of Colorado on June 4, 1986, as Sure Hair, Inc. The Company later changed its name to Palmer Medical, Inc. on September 26, 1997, and then to Edatenow.com Inc. on February 3, 1999 as its primary business pursuits changed. On May 31,1999, the Company changed it's name to Encounter.com, Inc. and pursued various Internet business projects until February 4, 2000 when it consummated an agreement with Encounter.com Acquisition Corp. for the sale of 24,726,198 of it's common shares (75% of the company) in exchange for the business plan and Internet technology that currently makes up the business of the Company.

Previous Status as Reporting Company

Sure Hair, Inc., the predecessor name to Encounter.com, Inc. was a reporting company under United States securities laws until September 1, 1994 when it voluntarily terminated it's reporting status upon filing with the Securities and Exchange Commission.

Subsidiaries

The Company does not have any subsidiaries.

Principal Products and Services

The Company is developing Internet products and services including Internet access, Web site hosting and Web site publishing.

Dial-up Internet Access
-----------------------

Dial-up Internet access (ISP) is a telephone service, whereby subscribers are connected to the Internet through local and other toll-free telephone numbers. The Company plans to contract with a major telephone company to provide national Internet dial-up access on a bulk-purchase, wholesale basis for resale by the Company under the Company's brand name. This system will provide the Company's subscribers worldwide connectivity. A contract has not yet been consummated with any supplier of Internet access for resale, although negotiations are underway with several companies.

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Web Page Publishing
-------------------

The Company will provide its ISP subscribers with resources for creating, editing and publishing personal web pages on the Internet. These resources include computer enabled web page publishing, content, photo and graphics capabilities, audio and online technical assistance. The resources are designed to be powerful but easy to use for all skill levels.

The basic software engine for the Company's Web Page Publishing product was acquired from WebSuite.com, a Seattle, Washington company, through a Technology License Agreement. WebSuite.com developed the software over a five-year period to provide web pages for real estate brokers and agents. The Technology License Agreement grants the Company the right to use WebSuites's technology to create web pages. Among other things, WebSuite.com was transferred one million shares of the Company's common stock in exchange for these rights.

Improvements to the WebSuite software were completed on February 29, 2000 under a contract with Down 2 Biz, a software development company headquartered in Seattle, Washington. Part of the cost of these improvements were paid in exchange for the transfer of the technology rights. The Company is negotiating an extended contract with Down 2 Biz for further improvements to this basic technology.

The Company is developing content and new technology that utilizes the licensed technology to allow its ISP subscribers to publish personal web pages. Web pages are offered in three main categories:
Personal, Business & Professional, and Home & Family. The Company believes that by offering its ISP subscribers free content and feature rich web pages, it will create loyalty and mitigate attrition from competitors.

Web Page Hosting
----------------

The Company, in addition to providing subscribers free web pages, will provide free hosting service. Hosting will be on computer equipment either owned or controlled by the Company. The Company is presently negotiating a contract with Down 2 Biz to provide a hosting service from their San Diego, California facility.

Advertising and Links
---------------------

As an Internet Service Provider, the Company anticipates having a large population of subscribers generating many "hits" on the Internet. This Internet traffic is attractive to advertisers and certain web sites that will pay the Company fees to gain access to these potential customers. In fact, some companies offer free ISP service with a view toward generating lucrative profits just from these sources. The Company is cognizant of this potential but is also aware that excessive advertising and links can detract from customer satisfaction. Accordingly, it will seek an appropriate balance in developing this potential profit center.

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Technology

The core technology for the Company's web site publishing product was acquired from Websuite.com, Seattle, Washington, through a license agreement. Websuite's product was tailored to the real estate industry and needs to be converted by the Company for general use. Under the terms of the license agreement, the Company and Websuite agreed to share costs of a professional review and documentation of it's product. This project was conducted by Down 2 Biz under a contract that was completed February 29, 2000.

The Company transferred one million shares of the Company's common stock to Websuite.com in exchange for the technology rights to Websuite's Web Page Publishing product.

Sales and Marketing

The Internet market is large and growing. According to Nielsen/Net Ratings, Inc., there were 122.6 million Web users in January 2000. The world market is approximately double the US market. Access to the Internet in the U.S. is provided by about 200 ISP's with a presence in 25 or more area codes and a large growing number of small, specialized ISP's.

Currently, a small number of very large Internet Service Providers, promoted by software and hardware companies, control the vast majority of the ISP market. These ISP's are subscription based, charging, on average, $20 per month, and offering basic web site design and hosting. The developing trend, however, is for ISP's to offer free access when they offer little in the way of enhanced service or differentiation. Such free ISP services depend on advertising revenue for profits.

The Company believes that the trend to heavily discounted or free ISP service will drive smaller ISP's with subscription income based business models to consolidate. This will create an opportunity to acquire existing customer bases through mergers and acquisitions.
The Company intends to vigorously seek out such opportunities.

Although consumer ISP's now generate more revenue than those marketing to businesses, according to a report by Cahners In-Stat Group, this is currently changing. Cahners also reported "By 2002, the U.S. business ISP market will be worth more than $63 billion and will be providing higher margins than the cut-throat consumer segment." The Company believes these trends will materialize as reported and will be developing products to compete in the business ISP market.

The Company intends to utilize outside sales contractors and compensate them on a success fee basis to the extent possible.

Advertising and Promotion

The Company does not intend to solicit sales through expensive advertising in mass market campaigns. Rather, the Company will direct its advertising and promotional resources to committed Internet users

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that will abandon their current ISP in favor of the Company's content and feature-rich hosted web site program.

Competition

The Internet services market in which the Company will operate is extremely competitive, and the Company expects competition in this market to intensify in the future. The Company's current and prospective competitors include many large companies that have substantially greater market presence and financial, technical, marketing and other resources. The Company competes (or in the future is expected to compete) directly or indirectly with the following categories of companies: (i) national and regional ISPs such as MindSpring Enterprises, Inc., Netcom On-line Communication Services, Inc., PSINet, Inc. and UUNET; (ii) established online services companies such as America Online, Inc.; (iii) computer software and technology companies such as Microsoft Corporation; (iv) national telecommunication companies such as AT&T Corp., MCI Communications Corporation , and Sprint Corporation; (v) regional Bell operating companies; (vi) cable operators such as Comcast Corporation and Time Warner, Inc.; and (vii) nonprofit or educational Internet service providers.

Many established online services companies and telecommunication companies have introduced or plan to expand their Internet services.
 The Company expects that a significant number of major telecommunication, cable, media, software and hardware companies, as well as all of the major online services companies, will eventually compete fully in the Internet services market, and that their entry into this market will result in substantially greater competition for the Company. The ability of these competitors or others to bundle services and products with Internet connectivity services could place the Company at a significant competitive disadvantage. In addition, competitors in the telecommunication industry may be able to provide customers with reduced communication costs in connection with their Internet access services, reducing the overall cost of Internet access and significantly increasing pricing pressures on the Company.
 There can be no assurance that the Company will be able to offset the effects of any necessary price reductions resulting from such pricing pressures with an increase in the number of its customers, higher revenue from enhanced services, cost reductions or otherwise.

The Company believes that its ability to compete successfully in the Internet services market depends on a number of factors, including market presence; the adequacy of the Company's customer support services; the capacity, reliability and security of its network infrastructure; the ease of access to and navigation of the Internet provided by the Company's services; the pricing policies of the Company, its competitors and its suppliers; the timing of introductions of new services and products by the Company and its competitors; the Company's ability to support existing and emerging industry standards; and industry and general economic trends. There can be no assurance that the Company will have the financial resources, technical expertise or marketing and support capabilities to compete successfully.

Research and Development

The Company is in an industry known for rapid evolution and proliferation of new products. Therefore, it believes it must maintain a competitive level of technology. Whenever possible, new product

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technology will be purchased, licensed or acquired through
strategic relationships. A contract is being negotiated with Down 2 Biz, a Seattle, Washington company, for technology development, web page hosting and maintenance.

Presently, the Company is developing graphics and content on its web site as well as converting the Websuite software for its use. This project, which includes a billing system and hosting considerations, is scheduled for completion in mid-April 2000. At that time, the Company's web site will go "live". A demonstration site is operative at this time.

Immediately upon completion of this conversion process, the Company will begin developing software to improve the capability and efficiency of the basic Websuite software.

As mentioned previously, the Company will out-source software development on a fixed price basis, whenever possible.

Employees

As of February 29, 2000, the Company had no employees other than its officers.

The Company's one officer is Mr. Dennis J. Hinton, who is President, CEO and CFO of the Company. Mr Hinton is acting as Chief Financial Officer on an interim basis only. Mr. Hinton provides his services as required for the business of the Company. The Company presently does not pay Mr. Hinton any salary or consulting fee. The Company anticipates that it will pay compensation to Mr. Hinton sometime after the inception of operations. Mr. Hinton is also the sole director of the Company at this time.

The Company does not pay to its sole director any compensation for serving as a director on the Company's board of directors.

The Company conducts its business through agreements with consultants and arms-length third parties whenever possible.

Operations

The Company has only recently begun its web site development business, and, to date, has been involved primarily in organization and product development. The Company does not have any present business operations.

Intellectual Property And Other Proprietary Rights

The Company does not have any patents or trademarks, but does intend to file for appropriate protection of its proprietary assets as they are developed.

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Industry Background

Growth of the Internet
----------------------

The emergence of the Internet has fundamentally changed how millions of people worldwide share information, communicate and conduct business. The growth in Internet usage is being driven by a number of factors, including:

- A large and growing installed base of personal computers;
- Easier, faster, and more reliable access to the Internet;
- Improvements in network security, infrastructure and bandwidth;
- The rapidly expanding availability of online content and commerce sites; and
- An increasing amount of offline advertising promoting the Internet.

Traditional Internet Access
---------------------------

There are more than 6,000 Internet service providers in the United States today, varying widely in geographic coverage, user focus and the nature and quality of services provided to users. With the exception of a few large providers, the vast majority of Internet service providers do not offer branded nationwide coverage. A number of Internet service providers are beginning to supplement their basic access with services such as electronic commerce and Telecommunications.

Internet service providers generally charge users monthly access fees and fees for additional services, such as hosting users' Web sites. Telecommunications costs associated with providing dial-up Internet access have declined in recent years with the emergence of wholesale providers that resell capacity to Internet service providers. These providers have built and continue to build networks on a large scale and are able to spread the cost of their networks over multiple Internet service providers. Though access fees charged to users have declined over time, they have not fallen as quickly as the costs of personal computers or telecommunications. The Company believes that while users are generally focused on speed and reliability as they evaluate Internet access services, they are also increasingly focusing on cost, particularly as their other computing costs decline and since the rest of their online experience is generally free.

Growth of Internet Advertising
------------------------------

Traditional television, radio and print advertising have focused on building awareness -- repeating a branded message with high frequency to a large audience. The Internet has emerged as an attractive new medium for advertising because it offers features that are unavailable in traditional media. For example, the Internet enables advertisers to target specific types of users, receive direct feedback on their advertisements, and capture valuable data on user preferences while reaching a broad, global audience.

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The Internet also represents an attractive medium for direct marketing, which has traditionally been conducted through direct mail and telemarketing. The interactive nature of the Internet enables direct marketers to deliver targeted promotions to users. The success of any direct marketing campaign is generally measured by the response rate of users. The Internet has the potential to enable direct marketers to increase user response rates and decrease costs per transaction by targeting campaigns to particular users based on their demographic profile, interests and online behavior.

Government Regulation

The law relating to the Internet business and operations is evolving and no clear precedents have been established. In addition, a number of legislative and regulatory proposals under consideration by federal, state, local and foreign governmental organizations may lead to laws or regulations concerning online content, user privacy, taxation, parental consent for access by their minor children, access charges, liability for third-party activities, bulk e-mail or "spam", encryption standards, online sales of goods and services, domain name registration and use, copyright infringement, and other intellectual property issues.

Regulation of Content and Access
--------------------------------

A variety of restrictions on content and access, primarily as they relate to children, have been enacted or proposed. The Children's Online Privacy Protection Act of 1998 prohibits and imposes criminal penalties and civil liability on anyone engaged in the business of selling or transferring, by means of the World Wide Web, material that is harmful to minors, unless access to this material is blocked to persons under 17 years of age. In addition, the Federal Telecommunications Act of 1996 imposes fines on any entity that knowingly permits any telecommunications facility under such entity's control to be used to make obscene or indecent material available to minors via an interactive computer service. Numerous states have adopted or are currently considering similar types of legislation. In addition, laws have been proposed which would require Internet service providers to supply, at cost, filtering technologies to limit or block the ability of minors to access unsuitable materials on the Internet. Because of these content restrictions and the potential liability for materials carried on or disseminated through ISP systems, the Company may be required to implement measures to reduce its exposure to liability.

User Privacy Issues
-------------------

Internet user privacy has become an issue both in the United States and abroad. Some commentators, privacy advocates and government bodies have recommended or taken actions to limit the use of personal profiles or other personal information by those collecting such information, particularly as it relates to children. For example, the Children's Online Privacy Protection Act of 1998 requires, among other things, that online operators obtain verifiable parental consent for the collection, use, or disclosure of personal information from children. The Act further mandates that the Federal Trade Commission publish regulations for the collection of data from children by commercial Web-site operators.

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Internet Taxation
-----------------

The tax treatment of activities on or relating to the Internet is currently unsettled. A number of proposals have been made at the federal, state and local levels and by foreign governments that could impose taxes on the online sale of goods and services and other Internet activities. Recently, the Internet Tax Information Act was signed into law, placing a three-year moratorium on new state and local taxes on Internet commerce. However, there can be no assurance that future laws imposing taxes or other regulations on commerce over the Internet would not substantially impair the growth of Internet commerce and as a result make it cost-prohibitive to operate our business.

Telecommunications Regulation
-----------------------------

Currently, Internet Service Providers are not directly regulated by the Federal Communications Commission or by any other agency, other than regulations applicable to businesses generally. In a report to Congress adopted on April 10, 1998, the FCC reaffirmed that Internet service providers should be classified as unregulated "information service providers", rather than regulated "telecommunications providers" under the terms of the Telecommunications Act of 1996. This finding is important because it means that regulations that apply to telephone companies and similar carriers do not apply to the Company and its business. The Company is also not required to contribute a percentage of its gross revenues to support "universal service" subsidies for local telephone services and other public policy objectives, such as enhanced communications systems for schools, libraries, and some health care providers. The FCC action is also likely to discourage states from regulating Internet service providers as telecommunications carriers or imposing similar subsidy obligations.

Nevertheless, Internet-related regulatory policies are continuing to develop, and it is possible that the Company could be exposed to such regulation in the future. For example, in the same report to Congress, the FCC stated its intention to consider whether to regulate voice and fax telephony services provided over the Internet as "telecommunications" even though Internet access itself would not be regulated.

The Company could also be affected by any change in the ability of users to reach its network through a dial-up telephone call without any additional charges. The FCC has ruled that connections linking end users to their Internet service providers are jurisdictionally interstate rather than local, but the FCC did not subject such calling to the access charges that apply to traditional telecommunications companies. Local telephone companies assess access charges to long distance companies for the use of the local telephone network to originate and terminate long distance calls, generally on a per-minute basis. The Company could be adversely affected by any regulatory change that would result in the application of access charges to Internet service providers because this would substantially increase the cost of using the Internet. Since one of the largest components of the Company's operating costs is telecommunications costs, any increase in such costs would have a material adverse effect on it's gross margins and revenues.

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State public utility commissions generally have declined to regulate enhanced or information services. Some states, however, have continued to regulate particular aspects of enhanced services in limited circumstances, such as where they are provided by incumbent local exchange carriers that operate telecommunications networks. Moreover, the public service commissions of some states continue to review potential regulation of these services. There can be no assurance that state regulatory authorities will not seek to regulate aspects of these activities as telecommunications services.

The Workforce Investment Act of 1998
------------------------------------

Section 508 of the Workforce Investment Act of 1998 requires that all web sites operated by a federal agency, as well as those operated by anyone doing business with the federal government, modify their web sites to make them accessible to those who are handicapped. There are proposals to extend this Act to all web sites, which could increase our costs and make our service less attractive to the non-handicapped.

                          RISK FACTORS

The Company faces substantial risks in executing its business plan and achieving revenues. The following risks are material risks which the Company faces. If any of the following risks occur, the business of the Company and its operating results and financial condition could be seriously harmed:

Need for Additional Financing

The Company will not be able to expand its operations as planned without obtaining additional financing in the near future. If this financing is not available or obtainable, investors may lose a
substantial portion or all of their investment.   The Company has no
immediate means for obtaining additional financing. There can be no assurance that such additional financing, when necessary, will be available to the Company on acceptable terms, or at all.

Limited Operating History; Risks of a New Business Venture

The Company has only recently begun its web site development business, and, to date, has been involved primarily in organization and product development. Potential investors should be aware that there is a substantial risk of failure associated with new businesses as a result of problems encountered in connection with their formation and commencement. These include, but are not limited to, unanticipated problems relating to the marketing and sale of the Company's products and services in a highly competitive marketplace of Internet services, the entry of new competition and unknown or unexpected additional costs and expenses that may exceed current estimates.

There is only a limited operating history upon which to base any projection as to the likelihood that the Company will prove successful, and thus there can be no assurance that the Company will achieve profitable operations or even generate any operating revenues.

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Management of Potential Growth

To manage any future growth, the Company must continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. There can be no assurance that the Company will be able to effectively manage the expansion of its operations, or that the Company's infrastructure, facilities, systems, procedures or controls will be adequate to support the Company's operations. The inability of the Company to effectively manage its future growth could have a material adverse effect on the Company's business, financial condition and results of operations.

There can be no assurance that the Company's infrastructure, technical staff and resources will be adequate to facilitate the Company's growth. In addition, delays may occur in establishing Internet accounts for the Company's customers, and customers may experience significant delays in contacting, and in receiving responses from, the Company's customer and technical support personnel. There can be no assurance that the Company will be able to establish accounts or provide customer support on a timely basis, or that any delays will not result in a loss of customers. The Company believes that its ability to provide timely access for customers and adequate customer support will largely depend on its ability to attract, identify, train, integrate and retain qualified personnel. Failure to provide adequate customer support services will adversely affect the Company's ability to increase its customer base and establish and maintain a low customer cancellation rate, and could therefore have a material adverse effect on the Company's business, financial condition and results of operations.

The sales and marketing and other costs to the Company of acquiring new customers are substantial relative to the monthly fees derived from such customers. Accordingly, the Company's ability to establish and sustain sufficient operating margins depends in part on its ability to retain its existing customers, while continuing to attract new customers. The novelty of the market for Internet services may adversely affect the Company's ability to retain new customers. Because the Internet services market is new and the variety of available services is not well understood by new and potential customers, it is difficult, if not impossible, for the Company to predict future customer retention rates.

Internet Growth

The Company's future success is substantially dependent on continued growth in the use of the Internet. Rapid growth in the use of and interest in the Internet, and in particular the World Wide Web, is a recent phenomenon and there can be no assurance that Internet usage will become widespread or that extensive content will continue to be provided over the Internet. The Internet may not prove to be viable for a number of reasons, including potentially inadequate development of the necessary infrastructure, such as a reliable network backbone, or timely development of performance improvements. To the extent that the Internet continues to experience significant growth in the number of users and level of use, there can be no assurance that the Internet infrastructure will be able to support the demands placed on it by such potential growth. If use of the Internet does not continue to grow, or if the Internet infrastructure does not effectively support growth that may occur, the Company's business, results of operations and financial condition would be materially and adversely affected.

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Rapid Technological Change

The market for Internet services is characterized by rapidly changing technology, evolving industry standards, changes in customer needs and frequent new service and product introductions. The Company's future success will depend, in part, on its ability to use leading technologies effectively, to develop its technical expertise, to enhance its services and to develop new services that meet changing customer needs on a timely and cost-effective basis. There can be no assurance that the Company will be successful in using new technologies effectively, developing new services or enhancing existing services on a timely basis, or that such new technologies or enhancements will achieve market acceptance. Any failure on the part of the Company to use new technologies effectively, develop new services or enhance existing services on a timely basis would have a material adverse effect on the Company's business, financial condition and results of operations.

Market risks

Any time a new business is introduced into a market, there is a substantial risk that revenues will not meet expectations or even
cover the cost of operations.    General market conditions might be
such that sales will be slow or even non-existent, and/or the product itself might not fit the needs of buyers enough to induce sales. While the Company anticipates the ability to sell the products it develops, there is no way to predict the volume of sales that will occur or even if sales will be sufficient to support the future operations of the Company. Numerous factors beyond the control of the Company may affect the marketability of the products offered and developed. These factors include consumer demand, market fluctuations, the proximity and capacity of suppliers and government regulations, including regulations relating to prices, taxes, royalties, importing and exporting of products and newly legislated controls. The exact effect of these factors cannot be accurately predicted, but it's possible they may result in the Company not receiving an adequate return on its invested capital.

Competitiveness of Industry

The Internet industry is, in general, intensely competitive. There can be no assurance that any competitors will not develop and offer services similar, or even superior, to the products to be developed and offered by the Company. Such competitiveness is likely to bring both strong price and quality competition to the sale of the Company's products, among others things, which will likely mean increased costs in the form of R&D, marketing, manufacture and customer services, along with a reduction in product pricing. Generally, this will have a significant negative effect on any bottom line profits of the Company.

The Company believes that its ability to compete successfully in the Internet services market depends on a number of factors, including market presence; the adequacy of the Company's customer support services; the capacity, reliability and security of its network infrastructure; the ease of access to and navigation of the Internet provided by the Company's services; the pricing policies of the Company, its competitors and its suppliers; the timing of introductions of new services and products by the Company and its competitors; the Company's ability to support existing and emerging industry standards; and

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industry and general economic trends. There can be no assurance that the Company will have the financial resources, technical expertise or marketing and support capabilities to compete successfully.

Competitors

The Company currently competes or expects to compete for users with the following types of companies that provide access services:

1. Established online service and content providers, such as America Online and The Microsoft Network;
2. Independent national Internet service providers, such as EarthLink, MindSpring and Prodigy;
3.    National long-distance carriers, such as AT&T, GTE and MCI
      WorldCom;
4. Local telephone companies and regional Bell operating companies, such as Pacific Bell;
5. Numerous regional and local commercial Internet service providers;
6. Computer hardware and software and other technology companies, such as IBM and Microsoft;
7.    Cable operators and online cable services, such as Excite@Home;
8.    Internet portals and search engines such as Yahoo!;
9.    free Internet service providers such as NetZero; and
10.   nonprofit or educational Internet service providers.

The Company expects that competition for users will continue to intensify for the foreseeable future. Increased competition could result in additional sales and marketing expenses and user-acquisition costs and could also result in increased user turnover
and decreased advertising revenues.   The Company  may not be able to
offset the effects of these increased costs by raising monthly access fees, and may not have the resources to continue to compete successfully. The ability of competitors to acquire other Internet service providers or to enter into strategic alliances or joint ventures could also put the Company at a significant competitive disadvantage.

In addition, new competitors for Internet users, including major computer manufacturers and software, media and telecommunications companies, are likely to continue to enter the Internet access market. Existing competitors may take steps such as reducing their subscriber fees, offering promotions for access services or bundling free access services with other product offerings. For example, AltaVista, a leading portal and search engine, offers a free Internet access solution to strengthen its relationship with its users, and both Microsoft and CompuServe partner with personal computer makers and consumer electronics retailers to offer consumers substantial rebates on computer equipment when the consumer signs long term contracts (e.g., three years) for their Internet access services. As awareness of the Internet grows, existing competitors are likely to further increase their emphasis on their Internet access services, resulting in even greater competition.

Moreover, telecommunications companies with far greater resources, distribution channels and brand awareness offer or have announced that they will offer, their own Internet access services to users. Since these companies have their own telecommunications network infrastructure, they have lower communications costs than the Company. These advantages reduce the overall cost of Internet access for such companies and may significantly increase competitive pressures. In addition, each of the Company's telecommunications providers supplies network access to competitors, and could choose to grant those competitors preferential network access, potentially limiting the Company's users' ability to access the Internet. If telecommunications service providers were to decrease the levels of service or access provided to the Company, or if they were to terminate their relationships with the Company for competitive or other reasons, and it was not able to develop alternate sources of supply, the Company would not be able to provide Internet access to its customers, which could ultimately result in a significant loss of users and revenues. At this time, the Company is searching for telecommunications service providers for its business.

The Company also faces competition from companies that provide broadband Internet access, including local and long-distance telephone companies, cable television companies, electric utility companies, wireless communications companies and other Internet service providers. Broadband technologies enable users to transmit and receive print, video, voice and data in digital form at significantly faster access speeds.

The telephone, cable and other companies that own broadband networks may prevent the Company from offering broadband Internet access through the wire and cable networks that they own. The Company's ability to compete with telephone and cable television companies that are able to support broadband transmission may depend on future regulation to guarantee open access to their broadband networks. However, in January 1999, the Federal Communications Commission declined to take any action to mandate or otherwise regulate access by Internet service providers to broadband cable facilities at this time.

In addition to competing directly in the Internet access market, both cable and telephone companies are also aligning themselves with Internet service providers who would receive preferential or exclusive use of broadband local connections to users. If broadband Internet access becomes the preferred mode by which users access the Internet and the Company is unable to gain access to broadband networks on reasonable terms, its ability to compete could be materially and adversely affected.

Advertising

If the Company is not able to demonstrate to advertisers that its registered users are actively using its service, advertisers may choose not to advertise with the Company and its advertising revenues could be materially and adversely affected.

The Company may decide to generate advertising revenues from a variety of different arrangements including sales of banner advertising, sponsorships, performance-based arrangements and referrals to third party web sites. The Company has limited experience marketing and pricing these types of arrangements, and has limited actual experience with respect to the performance of such arrangements. As such, it will not know if it is appropriately pricing, marketing or structuring these arrangements, or whether it will perform under these arrangements to the satisfaction of the other parties. The Company's failure to appropriately price, market or structure these arrangements could impact its ability to enter into and perform under these arrangements, or to renew these arrangements on similar or acceptable terms. In addition, the success of some of these arrangements will depend on the Company's ability to effectively target users based on demographic and other information. The Company may encounter technical and other limitations on this ability. In light of these factors, the Company cannot provide no assurance that it will be able to attract sufficient advertising revenues to justify such operations.

In addition, competition for Internet-based advertising revenues is intense and the amount of available standard banner advertising space on the Internet is increasing at a significant rate. These factors are causing Internet advertising rates to decline, and it is possible that rates will continue to decline in the future.

The Company's advertising competitors will have longer operating histories, greater name recognition, larger user bases, significantly greater financial, technical, sales and marketing resources and more established relationships with advertisers. These advantages may allow such competitors to respond more quickly than the Company can to new or emerging technologies and changes in advertiser requirements. They may also be able to devote greater resources to develop, promote and sell their products and services. Such competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential employees, strategic partners, advertisers and Web publishers. In addition, competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products or services to address the needs of prospective customers.

The Company must also compete with television, radio, cable and print media for a share of advertisers' total advertising budgets.
Advertisers may be reluctant to devote a significant portion of their advertising budget to Internet advertising if they perceive the Internet to be a limited or ineffective advertising medium.

Telecommunications Carriers

The Company's business substantially depends on the capacity, affordability, reliability and security of its telecommunications networks. Only a small number of telecommunications providers offer the network services required. There has been significant consolidation in the telecommunications industry, and there is a significant risk that further consolidation would make the Company reliant on an even smaller number of providers. Most telecommunications services are provided pursuant to short-term agreements that the providers can terminate or elect not to renew. As a result, any or all of the Company's potential telecommunications service providers could decide not to provide it with service at acceptable rates, or at all, in which event, the Company may not be able to provide Internet access to its users.

In addition, the Company is subject to potential disruptions in these telecommunication services and may have no means of replacing these services, on a timely basis or at all, in the event of such disruption.

Further, the Company is dependent on certain third-party suppliers of hardware components. Certain components used by the Company in providing its network services are likely to be acquired from limited
sources.   Failure of the Company's suppliers to provide components
and products in the quantities, at the quality levels or at the times required by the Company, or an inability by the Company to develop alternative sources of supply if required, could result in delays in and/or increased costs of expansion of the Company's network infrastructure.

The Company's suppliers and telecommunication carriers also sell or lease services and products to the Company's competitors and may be, or in the future may become, competitors of the Company. There can be no assurance that the Company's suppliers and telecommunication carriers will not enter into exclusive arrangements with the Company's competitors or stop selling or leasing their services or products to the Company.

The Company may also from time to time experience increases in telecommunications usage which exceed its then-available telecommunications capacity and the capacity of its internal servers. As a result, users may be unable to register or log on to its service, may experience a general slow-down in their Internet access or may be disconnected from their sessions. Excessive user demand could also result in system failures of the Company's internal server networks, which would prevent the Company from generating advertising revenues. Inaccessibility, interruptions or other limitations on the ability to access service due to excessive user demand, or any failure of servers to handle user traffic, would have a material adverse effect on the Company's reputation and revenues.

Moreover, if third-party telecommunications service providers deliver unacceptable service, the quality of the Company's Internet access service would suffer. In this event, the Company would likely lose users who are dissatisfied with its service. Since the Company does not have direct control over its telecommunications carriers' network reliability and the quality of their service, it cannot provide any assurance that it will be able to provide consistently reliable Internet access for its users.

The Company's margins are highly sensitive to variations in prices for its telecommunications services. Its business could be harmed if minimum connection charges increase or become more prevalent. In addition, the availability and pricing of telecommunications services varies geographically, and the Company may not be able to obtain new or substitute telecommunications services in certain geographic areas on commercially reasonable terms, if at all.

Technology

The Company relies upon third parties to help it develop technologies that enhance its current product and service offerings. If the Company's relationships with these third parties are impaired or terminated, then it would have to find other developers on a timely basis or develop technology completely on its own. Failure to successfully do so could materially effect the Company's results of operations.

In addition, others ISPs may develop services or technologies that render the Company's services or technology noncompetitive or obsolete. For instance, a number of companies are offering broadband and other high speed Internet access services, which allow users to access the Internet at much faster speeds than the access services the Company intends to initially provide. The Company's ability to remain technologically competitive may require substantial expenditures and lead time. If the Company is unable to respond in a timely manner to technological advances, it may not be able to compete effectively for users, which could cause its revenues to decrease.

Moreover, the software and hardware used to operate and provide our services is complex and, accordingly, may contain undetected errors or failures. This could result in such adverse consequences as:

1. users being disconnected from our service or being unable to access our service;
2.    loss of data or revenue;
3.    injury to reputation; and
4.    diversion of development resources.

Security Breach, Virus or Inappropriate Use By Internet Users

The Company's future success will depend, in part, on the security of its network and, in part, on the security of the network infrastructures of its third-party telecommunications service providers, over which it has no control. Computer viruses or problems caused by users or other third parties, such as the sending of excessive volumes of unsolicited bulk e-mail or "spam", could lead to interruptions, delays, or cessation in service. In addition, the sending of "spam" through the Company's network could result in third party claims against the Company. Users or other third parties could also potentially jeopardize the security of confidential information stored in the Company's computer systems or its users' computer systems by their inappropriate use of the Internet, including breaking into the Company's computer network, which could cause losses to the Company or its users. Users or third parties may also potentially expose the Company to liability by "identity theft", or posing as another Encounter.com user. Unauthorized access by current and former employees or others could also potentially jeopardize the security of confidential information stored in the Company's computer systems and those of its users.

The Company expects that its users will increasingly use the Internet for commercial transactions in the future. Any network malfunction or security breach could cause these transactions to be delayed, not completed at all, or completed with compromised security. Users or others may assert claims of liability against the Company as a result of any failure to prevent these network malfunctions and security breaches, and may deter others from using its services. Although the Company intends to use Industry-standard security measures, such measures have been circumvented in the past, and there can be no assurance that these measures will not be circumvented in the future. In addition, to alleviate problems caused by computer viruses or other inappropriate uses or security breaches, the Company may have to interrupt, delay, or temporarily cease service to its users, which could have a material adverse effect on revenues and could also result in increased user turnover.

Integration of Future Acquisitions Into Operations

In the future, the Company may make acquisitions or undertake other business combinations that can complement its current or planned business activities. Such acquisitions may not be available at the times or on acceptable terms, or at all. In addition, acquiring a business involves many risks, including:

1. disruption of ongoing business and diversion of resources and management time;
2.    unforeseen obligations or liabilities;
3.    difficulty assimilating the acquired operations and personnel;
4. risks of entering markets in which the Company has little or no direct prior experience;
5. potential impairment of relationships with employees or users as a result of changes in management; and
6. potential dilutive issuances of equity, large and immediate write-offs, the incurrence of debt, and amortization of goodwill or other intangible assets.

Potential Legal, Regulatory and/or Compliance Risk

The Company may be subject to United States and international laws and regulations regarding the development, use and/or sale of the products or services it sells. The Company may, with regard to governmental and/or regulatory agencies, be required to comply with certain regulations, and/or potential future regulations, rules, and/or directives. Due to the nature of the industry, there is no guarantee that certain regulations may not, in the future, be imposed. Moreover, potential regulatory conditions and/or compliance therewith and the effects of such on the Company, may have a materially adverse affect upon the Company, its business operations, prospects and/or financial condition.

The law relating to the Company's business and operations is evolving and no clear legal precedents have been established. The adoption of new laws or the application of existing laws may decrease the growth in the use of the Internet, affect telecommunications costs or increase the likelihood or scope of competition from regional telephone companies. These results could decrease the demand for the Company's services or increase its cost of doing business, each of which would cause gross margins and revenues to fall. In particular, the following risks could occur:

1.    Regulation of Content and Access Could Limit the Company's
      Ability To Generate Revenues And Expose it to Liability;

2.    The Company Could Be Exposed to Liability for Defamation,
      Negligence, and Infringement;

3. Telecommunications Regulation Could Make It More Expensive For Us To Do Business.

Domain Names

The Company currently holds the web site domain name relating to our brand, CyberCastingCorp.com, as well as other web site domain names. The acquisition and maintenance of domain names generally is regulated by governmental agencies and their designees. The regulation of domain names in the United States and in foreign countries is subject to change in the near future. As a result, the Company may be unable to acquire or maintain relevant domain names in the countries in which it conducts, or plans to conduct, business. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, the Company may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon, dilute or otherwise decrease the value of its trademarks and other proprietary rights.

The Company depends on its key persons and/or suppliers

Due to the highly technical nature of the Company's business, having certain key personnel will be essential to the web site development process and thus to the entire business itself. Consequently, the loss of any of those individuals once hired may have a substantial effect on the Company's future success or failure.

Moreover, the Company is dependent on the principal members of its management staff, the loss of any of whom could impair the development of the Company's products and projects. The Company's success will be largely dependent on the decisions made by members of management. Furthermore, the Company may depend on its ability to attract and retain additional qualified personnel to manage certain business interests. The Company may have to recruit qualified personnel with competitive compensation packages, equity participation and other benefits which may affect the working capital available for the Company's operation(s). Management may seek to obtain outside independent professionals to assist them in assessing the merits and risks of any business proposals as well as assisting in the development and operation of any projects. No assurance can be given that the Company will be able to obtain such needed assistance on terms acceptable to the Company.

Limited Assets of the Company

The Company has limited assets and will require significant capital to complete its research and development programs. The Company does not know the exact specific financial requirements of the projects, products or ventures in which it may eventually participate, and therefore does not know what its exact capital needs will be. In addition, the Company may incur substantial costs in connection with any research and/or negotiations for business opportunities, which may deplete the assets of the Company.

Trademarks and Protection of Proprietary Technology

The Company's success may depend in part on its ability to obtain and enforce intellectual property protection for its technology in both the United States and other countries. To date, the Company has not filed any trademark applications in the United States Trademark Office.

No assurance can be given that trademarks, when applied for, will issue. In addition, no assurance can be given that any trademarks acquired by the Company will not be challenged, invalidated or circumvented, that the rights granted under trademarks will provide competitive advantages to the

Company, or that the Company's competitors will not independently develop or trademark products that are substantially equivalent or superior to the Company's products. Furthermore, the possibility exists that the Company could be found to infringe on trademarks held by others. The Company may have to go to court to defend its trademarks, to prosecute infringements, or to defend itself from infringement claims by others.

Trademark litigation is expensive and time-consuming, and can be used by well-funded adversaries as a strategy for depleting the resources of a small company such as the Company. There is no assurance that the Company will have sufficient resources to successfully prosecute its interests in any litigation which may be brought.

The Company's Short Operating History makes its business difficult to evaluate

The Company has only just begun developing its business under its current business plan, and, accordingly, has no operating history upon which to base an evaluation of its business and prospects. Consequently, the Company's business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as the Internet. To address these risks, the Company must successfully implement its business plan and marketing strategies, although both strategies are currently under development. The Company may not successfully implement all or any of its business strategies or successfully address the risks and uncertainties that it encounters.

The Company has no revenues

The Company has no revenues and no products or services which it can sell at the present time. Future revenues will depend on the Company's ability to develop a product and thereafter to market the product. There is no assurance that the Company will meet its objectives or attain revenues. The Company is engaged in business for profit but cannot predict future profitability.

Operating results are difficult to predict

The Company's future financial results are uncertain due to a number of factors, many of which are outside the Company's control. These factors include:

1. The fact that the Company has not finalized development of its product;

2. The fact that the Company is a new venture which has not begun to market its product;

3. The amount and timing of costs relating to development of the Company's product;

4. The announcement or introduction of competing products of competitors; and

5. General economic conditions and economic conditions specific to the Internet Service Provider industry.

Additional Financing

The Company will require additional financing in order to complete its business plan. The Company has no agreements for additional financing and there can be no assurance that additional funding will be available to the Company on acceptable terms in order to enable the Company to complete its plan of operations.

The Company's capital requirements depend on numerous factors, including the rate of market acceptance of the Company's services, the Company's ability to maintain and expand its customer base, the level of resources devoted to developing and expanding the Company's marketing and sales organization and the Company's research and development activities, the availability of hardware and software provided by third-party vendors, the rate of expansion of the Company's network infrastructure and other factors. The timing and amount of such capital requirements cannot accurately be predicted.

If capital requirements vary materially from those currently planned, the Company may require additional financing. The Company has no commitments for any additional financing, and there can be no assurance that any such commitments can be obtained on favorable terms, if at all. Any additional equity financing may dilute the interest of the Company's stockholders, and debt financing, if available, may involve restrictive covenants with respect to dividends, raising future capital and other financial and operational matters. If the Company is unable to obtain additional financing as needed, the Company may be required to reduce the scope of its operations or its anticipated expansion, which could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company will not be able to continue operations if additional financing is not obtained.

The Company carries no insurance policies.

The Company currently carries no policies of insurance to cover any type of risk to its business.

Compliance

The Company is delinquent with respect to the requirement of the OTC Bulletin Board requirement of registering with the Securities and Exchange Commission. Although the Company is in the process of registering its stock with the SEC, it has been delisted from the Bulletin Board and will need to re-apply in order to re-gain its listed status at a later date.

Liquidity

The Company is a development stage enterprise that has not, to date, earned any revenues and is dependent on related parties for financial support in the short term. The Company needs to obtain new equity financing for the development of its business.

Item 7.  Description of Property

The Company is presently negotiating for leased space in Las Vegas, Nevada and has no real property.



Item 8.  Directors, Executive Officers and Significant Employees

The following information sets forth the names of the officers and directors of the Company, their present positions with the Company, and their biographical information.

Name                          Age        Office(s) Held
----                          ---        --------------
Dennis Hinton                  64        President, CEO & CFO

Dennis J. Hinton - President, CEO and Chief Financial Officer

Mr. Hinton for the past twenty years has conducted investment banking in his own firm, specializing in high growth companies with IPO potential. He has experience in mergers and acquisitions, roll-ups and public companies. Mr. Hinton's background also includes general and financial management in major corporations, such as R. J. Reynolds, Yardley of London, Inc. and Gulf Oil Corporation. Over the past five years, Mr. Hinton has worked for several of his own company's including Extra Equity, Inc. and Delta Leasing. Mr. Hinton received his BS from Gustavus Adolphus College with a major in Business Administration in 1957.

Directors of the Company are appointed for one year terms to hold office until the next annual general meeting of the holders of the Company's Common Stock or until removed from office in accordance with the Company's by-laws. Officers of the Company are appointed by the Company's board of directors and hold office until removed by the board.

Significant Employees

The Company does not have any significant employees other than its President.

Item 9.  Remuneration of Directors and Officers

The Company did not pay any remuneration to its officers or directors during 1999. As indicated in Item 6 - Description of Business - Employees, the Company does not presently pay any compensation to its sole officer and director, Dennis Hinton. The Company may during the course of the current year decide to compensate Mr. Hinton for his services.

Item 10.  Security Ownership of Management and Certain Security
Holders

The following table sets forth, as of March 1, 2000, the beneficial ownership of the Company's Common Stock by each officer and director of the Company, by each person known by the Company to beneficially own more than 10% of the Company's Common Stock outstanding and by the officers and directors of the Company as a group. Except as otherwise indicated, all shares are owned directly.



                Name and address    Number of Shares  Percentage of
Title of class  of beneficial owner of Common Stock   Common Stock(1)
--------------  ------------------- ----------------  ---------------
Common Stock    Dennis J. Hinton(2) 12,363,099        37.5%
                5001 Cabrillo Point
                Discovery Bay,
                  CA 94514

Common Stock    Dave Cleveland(2)   12,363,099        37.5%
                8981 NE Highway
                  Number 104
                Kingston, WA 98346

Common Stock    All Officers and
                  Directors
                  as a Group
                  (1 person)        12,363,099        37.5%
------------
(1)   Based on 32,968,264 Common shares outstanding as of March 1, 2000.
(2) 24,726,198 shares of Common Stock are held by Encounter Acquisition Corp. which is equally beneficially owned by Dennis Hinton and Dave Cleveland. These shares were acquired in consideration of the Company's acquisition of certain software and a business plan relating to the development of the Company as an Internet Service Provider in February 2000. Dennis Hinton is the Company's current President, CEO and CFO; Dave Cleveland does not hold a position in the Company.

Share Purchase Warrants

The Company has not issued and does not have outstanding any warrants to purchase shares of its Common Stock.

Options

There are no options to purchase securities of the Company outstanding.

Registration Rights

None of the holders of the Company's common shares or warrants or options to purchase common shares have any right to require the Company to register its common shares pursuant to the Securities Act of 1933.

Convertible Securities

The Company has not issued and does not have outstanding any securities convertible into shares of Common Stock or any rights convertible or exchangeable into shares of Common Stock

Item 11.  Interest of Management and Others in Certain Transactions

Except as disclosed below, none of the following persons has any direct or indirect material interest in any transaction to which the Company is a party in any proposed transaction to which the Company is proposed to be a party:

(A)	Any director or officer of the Company;

(B)	Any proposed nominee for election as a director of the
Company;

(C)	Any person who beneficially owns, directly or indirectly,
shares carrying more than 10% of the voting rights attached to the Company's Common Stock; or

(D)	Any relative or spouse of any of the foregoing persons, or
any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary of the Company.

The Company currently does not have any policies about entering into transactions with affiliated parties.

Item 12.  Securities Being Registered

The securities being registered are the shares of the Company's common stock, par value $0.001 per share. Under the Company's Articles of Incorporation, the total number of shares of all classes of stock that the Company has authority to issue is 50,000,000 shares of common stock, par value $0.001 per share (the " Common Stock").
As of March 1, 2000, a total of 32,968,264 shares of Common Stock were issued and outstanding. All issued and outstanding shares of the Common Stock are fully paid and non-assessable.

Common Stock

Holders of Common Stock have the right to cast one vote for each share held of record on all matters submitted to a vote of holders of Common Stock, including the election of directors. Holders of Common Stock do not have cumulative voting rights in the election of
directors.   Holders of a majority of the voting power of the capital
stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of the Company's stockholders, and the vote by the holders of a majority of such outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger or amendment of the Company's Articles of Incorporation.

Holders of Common Stock are entitled to receive dividends pro rata based on the number of shares held, when, as and if declared by the Board of Directors, from funds legally available therefor. In the event of the liquidation, dissolution or winding up of the affairs of the Company, all assets and funds of the Company remaining after the payment of all debts and other liabilities shall be distributed, pro rata, among the holders of the Common Stock. Holders of Common Stock are not entitled to pre-emptive or subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

Transfer Agent

American Securities Transfer and Trust, Inc. of Lakewood, Colorado is the transfer agent for the Shares.

                             PART II


Item 1. Market Price of and Dividends on the Registrant's Common
Equity and Other 	  Stockholder Matters

The Company's Common Stock was trading on the OTC Bulletin Board under the symbol "ENCRE" before being listed for not timely registering its common stock with the US Securities and Exchange
Commission.

As of March 1, 2000, there were 418 registered shareholders in the Company.

None of the holders of the Company's Common Stock have any right to require the Company to register any shares of the Company's Common Stock pursuant to the Securities Act of 1933 (the "1933 Act").

The Company has not declared any dividends on its Common Stock over the last two years. There are no dividend restrictions that limit the Company's ability to pay dividends on its Common Stock and the Company does not plan to issue any dividends.

Item 2.  Legal Proceedings

The Company entered into a Letter of Intent dated February 5, 1999, to acquire 100% of the shares of SA Interactive Information
Technology, Inc. ("Interactive") (Note 3 (I). The acquisition was not consummated.

Interactive and its shareholders filed a Statement of Claim in the Supreme Court of British Columbia (Canada) on April 23, 1999, against the Company, related companies and individuals.

The Claim pertains to the termination of the proposed acquisition of Interactive and the continued development of businesses by the Company in the same or similar fields as Interactive. The Plaintiff seeks various injunctions restricting the Company from competing against Interactive, damages for breach of contract and breach of fiduciary duty, punitive damages and interest.

The Company has filed Statements of Defense responding that the actions of the Plaintiff in attempting to renegotiate the terms of the Letter of Intent abrogated all agreements between them, that the Company has no fiduciary duties to the Plaintiff and that the Plaintiff has no exclusive rights to the businesses being developed by the Company.

The Company intends to defend itself vigorously against this action. The probable outcome of this action is not determinable at this time.

The Company is also continuing with its Action against the plaintiffs identified above for the return of funds advanced to them ($40,333) towards the proposed acquisition.

Item 3.  Changes in and Disagreements with Accountants

The Company has had no changes in or disagreements with its accountants over the past two years.

Item 4.  Recent Sales of Unregistered Securities

Within the past twelve months the Company had sales of unregistered securities as follows:

In February of 1999, the Company completed the sale of 8,000,000 shares of Common Stock to 20 investors for $0.01 per share pursuant to Rule 504 of Regulation D of the Securities Act. The offering was completed solely to non-U.S. investors. No sales commissions were paid.

In April of 1999, 80,000 shares of common stock were sold at $2.50 per share to "574125 B.C.LTD." pursuant to Rule 504 of Regulation D of the Securities Act. The offering was completed to persons known to the Company's officers and directors. No sales commissions were paid.

In February of 2000, 24,726,198 shares of common stock were sold to Encounter.com Acquisition Corp. in exchange for the technology rights and business plan described herein. These shares were sold pursuant to Section 4(2) of the Securities Act and have been marked "restricted."

As of March 10, 2000, the Company sold 1,000,000 shares of common stock to 4 investors for $0.25 per share pursuant to Rule 504 of Regulation D of the Securities Act. The offering was completed to persons known to the Company's officers and directors. No sales commissions were paid. All investors were accredited investors.

All Company stock has been purchased for investment purposes in each of the offerings. No shares were purchased with a view toward resale.

Item 5.  Indemnification of Directors and Officers

The officers and directors of the Company are indemnified as provided under the Colorado Revised Statutes (the "CRS") and the Bylaws of the Company.

The By-laws of the Company provide that the Company will indemnify its directors and officers to the fullest extent not prohibited by the Colorado Revised Statutes; provided, however, that the Company may modify the extent of such indemnification by individual contracts with its directors and officers; and, provided, further, that the Company shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Company, (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the CRS or (iv) such indemnification is required to be made pursuant to the By-laws.

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

The By-laws of the Company provide that the Company will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the Company, or is or was serving at the request of the Company as a director or executive officer of another Company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under the By-laws of the Company or otherwise.

The By-laws of the Company provide that no advance shall be made by the Company to an officer of the Company (except by reason of the fact that such officer is or was a director of the Company in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

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

                             PART F/S

                        FINANCIAL STATEMENTS

The Company's audited Financial Statements, as described below, are attached hereto.

1. Audited financial statements for the year ended May 31, 1998 and 1999 and interim unaudited financial statements for the six month period ended November 30, 1998 and 1999, including:

(a)   Balance Sheet;
(b)   Statement of Operations;
(c)   Statement of Stockholders' Deficiency;
(d)   Statement of Cash Flows;
(e)   Notes to the Financial Statements.

2. Consent of Telford Sadovnick, P.L.L.C., Certified Public
Accountants

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

                 TELFORD SADOVNICK, P.L.L.C.
                 CERTIFIED PUBLIC ACCOUNTANTS

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                  Consent to inclusion of financials
                    CONSENT OF INDEPENDENT AUDITOR



We hereby consent to the inclusion of our audit report dated December 17, 1999, on the financial statements of Encounter.com, Inc. for the period ended May 31, 1999 in the Company's Form 10-SB. We also consent to the application of such report to the financial information in the Form 10-SB, when such financial information is read in conjunction with the financial statements referred to in our report.



Bellingham, Washington                  /S/ Telford Sadovnick

March 16, 2000                          Certified Public Accountants


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  114 West Magnolia Street, Suite 423, Bellingham, Washington 98225
        Telephone: (360) 392-2886    Facsimile:(360) 392-2887

                             PART III

                        INDEX TO EXHIBITS


Exhibit 1:  Articles of Incorporation

Exhibit 2:  Certificate of Amendment of Articles of Incorporation

Exhibit 3:  By-Laws of the Company

Exhibit 4:  Technology License Agreement

                            SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:	March 16, 2000


ENCOUNTER.COM INC.

      /s/ Dennis J. Hinton
By:   _______________________________
      Dennis J. Hinton
      Director, Chief Executive Officer and Chairman of the Board

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